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                                  Exhibit 99.1

March 21, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Arthur Andersen LLP has represented to AmeriSteel Corporation that the audit of the December 31, 2001 financial statements included in this Form 10-K was subject to Arthur Andersen LLP's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to this audit.

Very truly yours,


/s/  Tom J. Landa

Vice President; Chief Financial Officer and
Secretary (Principal Financial Officer and
Principal Accounting Officer); Director